SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Publicly Listed Company

Corporate Taxpayer’s ID (CNPJ/MF) 01.545.826/0001-07

Corporate Registry ID (NIRE) 35.300.147.952

MATERIAL FACT

GAFISA S.A. (BOVESPA: GFSA3, NYSE: GFA) (“Gafisa”), in compliance with the provisions of paragraph 4 to article 157 of Law n. 6.404/76 and CVM Instruction n. 358/2002, hereby publicly discloses what follows:

1.                       On October 2nd, 2006, Gafisa entered into an Investment Agreement and Other Covenants (“Investment Agreement”), which established rules and conditions for Gafisa acquiring and holding shares of the corporate capital of Alphaville Urbanismo S.A. (“AUSA”), being the first stake equivalent to 60% (“First Phase”), increased to 80% in 2010 (“Second Phase”) and which shall reach 100% in 2012 (“Third Phase”).

2.                       The First and Second Phases have already been implemented and the preparations related to the Third Phase have started, including the hiring of economic and financial appraisals and calculation of adjustments provided for in the Investment Agreement, based on which the valuation for 20% of AUSA, will be equivalent to, a maximum amount of, R$368.7 million, subject to minor additional adjustments set forth in the Investment Agreement.

3.                       The Company and other shareholders of AUSA have not yet defined the structure to be used for the implementation of the Third Phase. The Company will keep all shareholders and the market informed of new events related to this matter.

São Paulo, June 1st, 2012.

Andre Bergstein
Chief Executive Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 04, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer